Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Digital Realty Trust, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-121353) on Form S-8 and (Nos. 333-132980 and 333-129688) on Form S-3 of Digital Realty Trust, Inc. of our report dated September 20, 2006 on the statement of revenue and certain expenses of 120 East Van Buren Avenue (the Property) for the year ended December 31, 2005, which report appears in the current report on Form 8-K/A dated September 22, 2006 of Digital Realty Trust, Inc. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenue and expenses.

/s/ KPMG LLP

San Francisco, California

September 22, 2006